October 2, 2020

Via E-mail

David A. Carpenter, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020


       Re:     Aimmune Therapeutics, Inc.
               Amendment No. 3 to Schedule 13E-3 filed September 29, 2020 Filed by Aimmune Therapeutics, Inc.
               File No. 005-88972

               Amendment No. 3 to Schedule TO-T filed September 29, 2020
               Filed by SPN MergerSub, Inc. and Soci  t   des Produits Nestl
S.A.
               File No. 005-88972

Dear Mr. Carpenter:

       The staff in the Office of Mergers and Acquisitions has reviewed your filings. We have the comment set forth below.

Schedule 13E-3
General

1. We note your response to prior comment 2. Item 1014(a) requires the subject company to state its reasonable belief that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please revise to adequately satisfy this disclosure obligation. As currently defined, it is not clear that the term
Unaffiliated Stockholders    is
   limited to unaffiliated security holders or if it instead also includes officers and directors of
   Aimmune.


                                                *   *   *
 David A. Carpenter, Esq.
Mayer Brown LLP
October 2, 2020
Page 2


        Please direct any questions to me at (202) 551-7951. You may also contact Perry
Hindin, Special Counsel, at (202) 551-3444.


                                                          Sincerely,

                                                          /s/ Joshua Shainess

                                                          Joshua Shainess
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions